

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Via E-mail
Darrell C. Sherman, Esq.
Vice President and General Counsel
Taylor Morrison Home Corporation
4900 N. Scottsdale Road, Suite 2000
Scottsdale, Arizona 85251

> **Re:** **Taylor Morrison Home Corporation**
> **Registration Statement on Form S-3**
> **Filed March 2, 2015**
> **Response dated April 3, 2015**
> **File No. 333-202434**

Dear Mr. Sherman:

We have reviewed your response dated April 3, 2015 and have the following comments.

General

1. We note your response to comment one of our letter dated March 26, 2015. We continue to believe that you may have commenced this transaction privately, on or about April 9, 2013, when you and the unitholders executed the Exchange Agreement. When an overlying security is exchangeable for an underlying security within one year, an offer of the underlying security is deemed to occur at the time of the offer of the overlying security. Under the circumstances, we would not object if you converted the transaction to a resale by the unitholders of the Class A common stock that has been issued, and is issuable, in exchange for New TMM Units and paired shares of Class B common stock. If you continue to believe that the shares have not been offered privately, please provide a detailed supporting analysis citing relevant regulatory guidance.

2. We are continuing to evaluate your response to comment one of our letter dated March 26, 2015 regarding the issuance of Class A common stock to management unitholders pursuant to Rule 701 of the Securities Act. We will issue comments, if any, in a subsequent letter.

Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Erin Jaskot, Staff Attorney at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot

for Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
John C. Kennedy, Esq.
Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP